(Reference Translation)

Cover Page

Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 19, 2024

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Koji Sato, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565)28-2121

Name of Contact Person:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03)3817-7111

Name of Contact Person:	Aki Irie, General Manager, Public Affairs Div.

Places of Public Inspection of the Extraordinary Report:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) Nagoya Stock Exchange, Inc. (8-20, Sakae 3-chome, Naka-ku, Nagoya)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate Affairs, Etc. to report the approval of resolutions at the 120th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 18, 2024

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

(TMC Proposals)

Proposed Resolution 1:	Election of 10 Members of the Board of Directors

It was proposed that the following 10 persons be elected as Members of the Board of Directors:
Akio Toyoda, Shigeru Hayakawa, Koji Sato, Hiroki Nakajima, Yoichi Miyazaki, Simon Humphries, Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima and Emi Osono.

Proposed Resolution 2:	Election of 1 Audit & Supervisory Board Member

It was proposed that Hiromi Osada be elected as an Audit & Supervisory Board Member.

Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

It was proposed that Kumi Fujisawa be elected as a Substitute Audit & Supervisory Board Member.

(Shareholder Proposal)

Proposed Resolution 4:	Partial Amendments to the Articles of Incorporation

It was proposed that the provision related to issuing annual report on the alignment with climate-related lobbying activities and the goals of the Paris Agreement be added to the Articles of Incorporation.

(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(TMC Proposals)

Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1
Akio Toyoda	83,910,077	31,391,505	60,560	116,650,615	71.93	Approved
Shigeru Hayakawa	104,447,073	10,779,912	134,666	116,650,124	89.53	Approved
Koji Sato	111,331,932	3,845,876	183,922	116,650,203	95.44	Approved
Hiroki Nakajima	113,714,358	1,562,384	84,964	116,650,179	97.48	Approved
Yoichi Miyazaki	113,647,404	1,629,174	84,964	116,650,015	97.42	Approved
Simon Humphries	113,787,607	1,489,033	84,964	116,650,077	97.54	Approved
Ikuro Sugawara	109,801,396	5,499,621	60,560	116,650,050	94.12	Approved
Sir Philip Craven	108,075,174	7,225,983	60,560	116,650,190	92.64	Approved
Masahiko Oshima	110,206,511	5,094,638	60,560	116,650,182	94.47	Approved
Emi Osono	113,913,954	1,387,217	60,560	116,650,204	97.65	Approved
Proposed Resolution 2	115,091,118	255,522	14,523	116,650,120	98.66	Approved
Proposed Resolution 3	115,231,192	116,328	14,523	116,650,318	98.78	Approved

(Shareholder Proposal)

Resolution	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Result of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 4	10,701,467	104,424,448	232,817	116,650,788	9.17	Disapproved

Note:	1.

“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

3.

The requirements for approval of each resolution are as follows:

For Proposed Resolutions 1, 2, and 3, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

For Proposed Resolution 4, not less than two-thirds (2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of affirmative votes, negative votes or abstentions:

The number of voting rights exercised prior to the General Shareholders’ Meeting, together with the number of voting rights which were confirmed by TMC as being cast as affirmative votes or negative votes with respect to each of the proposed resolutions by certain shareholders present at the General Shareholders’ Meeting, were sufficient to meet the requirements to approve or disapprove all of the proposed resolutions. Accordingly, voting rights which were held by shareholders present at the General Shareholders’ Meeting but with respect to which it could not be determined whether affirmative votes or negative votes were cast with respect to each proposed resolution were not counted towards the number of affirmative votes, negative votes or abstentions.